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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to File 13d-2(a)


                             emailthatpays.com, Inc.
                             -----------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   756052-20-5
                                ----------------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 4, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |_|





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_______________________________________________________________________________

CUSIP No.  861837-10-2              SCHEDULE 13D              Page 2 of 5 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                Daniel Hunter
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

                        OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           British Columbia, Canada
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   2,604,999(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   None
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   2,604,999(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   None
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,604,999
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                25.0%(2)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
_____________________________________________________________________________

-----------------
(1) Daniel Hunter owns 750,000 shares of Common Stock and owns options to purchase 105,000 shares of Common Stock (68,056 of which are exercisable within 60 days.) Camino Enterprises Ltd., an entity which is owned and controlled by Daniel Hunter, owns 1,749,999 shares of Common Stock.
(2) Based upon 10,301,757 shares of Common Stock outstanding on December 31, 2001, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 28, 2002.

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_______________________________________________________________________________

CUSIP No.  861837-10-2              SCHEDULE 13D              Page 3 of 5 Pages
_______________________________________________________________________________


Item 1.      Security and Issuer.

             This statement relates to the common stock (the "Common Stock") of emailthatpays.com, Inc., 428 West Sixth Avenue, Vancouver, British Columbia, V5Y 1L2 (Canada).

Item 2.      Identity and Background.

             (a)  Daniel Hunter.
             (b) 428 West Sixth Avenue, Vancouver, British Columbia, V5Y 1L2 (Canada)
             (c)  Chief Executive Officer and Director, emailthatpays.com, Inc.
             (d)  None.
             (e)  None.
             (f)  Canada.

Item 3.      Source and Amount of Funds or Other Consideration.

             Pursuant to the terms of an Agreement and Plan of Merger and Reorganization, (the "Merger Agreement"), dated September 17, 1999, by and among Realm Production and Entertainment, Inc. ("Realm" or the "Issuer"), Realm Acquisition Corp. ("Merger Sub") a wholly-owned subsidiary of Realm and emailthatpays.com, a company incorporated in the state of Nevada ("email Nevada"), Merger Sub was merged with and into email Nevada. Realm subsequently changed its name to tvtravel.com, Inc. and then to emailthatpays.com, Inc. Pursuant to the merger, Realm issued 6,572,000 shares (post reverse split) of its common stock as consideration in exchange for 100% of the issued and outstanding shares of email Nevada. Pursuant to the merger, Hunter Holdings, Inc., an entity controlled by Mr. Hunter, received 1,500,000 shares of Realm in exchange for its shares of email Nevada. In November 2001, Hunter Holdings, Inc. distributed 750,000 shares of the Issuer to Camino Enterprises Ltd., an entity which is owned and controlled by Mr. Hunter, and the remaining 750,000 shares of the Issuer to Mr. Hunter.


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_______________________________________________________________________________

CUSIP No.  861837-10-2              SCHEDULE 13D              Page 4 of 5 Pages
_______________________________________________________________________________


             Camino Enterprises Ltd. purchased three units in a private placement conducted by the Issuer on July 4, 2001, consisting of an aggregate of 999,999 shares of Common Stock and warrants to purchase an aggregate of 999,999 shares of Common Stock, in exchange for the cancellation of $200,001.00 of debt owed to Camino Enterprises Ltd. by the Issuer. The warrants had a term of six months, expired on January 4, 2002 and were not exercised.

Item 4.      Purpose of Transaction.

             The Reporting Person purchased the securities for investment purposes.

Item 5.      Interest in Securities of the Issuer.

             (a) The Reporting Person beneficially owns 2,604,999 shares of Common Stock. Mr. Hunter owns 750,000 shares of Common Stock and owns options to purchase 105,000 shares of Common Stock (68,056 of which are exercisable within 60 days). Camino Enterprises Ltd., an entity which is owned and controlled by Mr. Hunter, owns 1,749,999 shares of Common Stock.

                  The 2,604,999 shares of Common Stock beneficially owned by the Reporting Person constitute 25.0% of the Common Stock. This calculation is based upon 10,301,747 shares of Common Stock outstanding on December 31, 2001, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 28, 2002.

             (b) The Reporting Person has the sole power to vote and to dispose of 2,604,999 shares of Common Stock. The Reporting Person does not share the power to vote or to dispose of any shares of Common Stock.

             (c) The Reporting Person acquired shares of Common Stock as set forth on in Item 3 hereof.

             (d)  None.

             (e)  None.


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_______________________________________________________________________________

CUSIP No.  861837-10-2              SCHEDULE 13D              Page 5 of 5 Pages
_______________________________________________________________________________





Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             See Items 3 and 4.

Item 7.      Material to be Filed as Exhibits.

             The Agreement and Plan of Merger and Reorganization described in
Item 3 has been filed with the Securities and Exchange Commission on November 29, 1999 as Exhibit 2.1 to its Current Report on Form 8-K.

                                    SIGNATURE
                                    ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 29, 2002                        /s/ Daniel Hunter
                                             ---------------------
                                                 Daniel Hunter